Filed by Schlumberger N.V. (Schlumberger Limited)

Pursuant to Rule 425 of the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Schlumberger N.V. (Schlumberger Limited) (File No.: 1-4601)

Subject Company: Smith International, Inc. (File No: 1-8514)

Title: Statement on Availability of Smith Products and Services

Since the announcement of the merger, there have been several questions regarding Schlumberger’s future intentions for the various Smith product and service lines. Based on our present understanding of Smith’s product and service lines, it is our intention post-merger to:

•	retain all existing Smith products and services,
•	continue to operate these products and services with their existing business models; and
•	ensure the products and services remain available to all of Smith’s existing clients.

Following the merger, our plan is to make available Schlumberger’s infrastructure and global footprint to these products and services to further grow these businesses and to better serve clients’ needs.

Until closing of the transaction, Schlumberger and Smith will continue to operate as separate and independently managed companies, and Smith will continue to make its own business decisions.

Forward-Looking Statements

The attached presentation includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The opinions, forecasts, projections, or other statements other than statements of historical fact, are forward-looking statements. The Company can give no assurance that such expectations will prove to have been correct. These statements are subject to, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to successfully integrate the merged businesses and to realize expected synergies and other risk factors that are discussed in Schlumberger’s and Smith’s most recent 10-Ks as well as each company’s other filings with the SEC available at the SEC’s Internet site (http://www.sec.gov). Actual results may differ materially from those expected, estimated or projected.

Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise.

Additional Information

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. These documents will contain important information about the proposed transaction that should be read carefully before any decision is made with respect to the proposed transaction. These materials will be made available to the shareholders of Smith at no expense to them. Investors and security holders will be able to obtain the documents (when available) free of charge at the SEC’s web site, www.sec.gov. In addition, such materials (and all other documents filed with the SEC) will be available free of charge at www.smith.com or www.slb.com. Such documents are not currently available. You may also read and copy any reports, statements and other information filed by Smith or Schlumberger with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.

Each company’s directors and executive officers and other persons may be deemed, under SEC rules, to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding Schlumberger’s directors and officers can be found in its proxy statement filed with the SEC on March 4, 2010 and information regarding Smith’s directors and officers can be found in its proxy statement filed with the SEC on April 13, 2009. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests in the transaction, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.